EXHIBIT 8.1
List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.
as defined in Rule 1-02(w) of Regulation S-X
1.	Petrobras Energía S.A.

3.	Petrobras Energía Perú S.A. (Peru)

4.	Petrobras Bolivia Internacional S.A. (Bolivia)

5.	Ecuadortlc S.A. (Ecuador)
List of “significant subsidiaries” of Petrobras Energía S.A.
as defined in Rule 1-02(w) of Regulation S-X
2.	Petrobras Energía Perú S.A. (Peru)

3.	Petrobras Bolivia Internacional S.A. (Bolivia)

4.	Ecuadortlc S.A. (Ecuador)